EXHIBIT 77 M - MERGERS

At meetings held in January and February 2002, the Board of Trustees of Templeton Global Governments Income Trust (the "Trust") considered a proposal to reorganize the Trust into Templeton Global Income Fund, Inc. ("Global Income Fund"). Having duly considered the factors it deemed relevant, the Board of Trustees, including all of the Independent Trustees, unanimously approved the Agreement and Plan of Acquisition (the "Plan") and voted to recommend that Trust shareholders approve the Plan. At the Annual Meeting of Shareholders held on August 1, 2002 the Trust's shareholders approved the Plan, it resulted in the transfer of substantially all of the Trust's assets to Global Income Fund in exchange for shares of common stock, par value $0.01 per share of Global Income Fund shares of equivalent aggregate net asset value. The Global Income Fund Shares were distributed to Trust shareholders. The Trust will be completely liquidated and dissolved and deregistered with the SEC.

The tax-free reorganization was effective as of the close of business on August 30, 2002.